Waldencast Announces Strong Progress on Business Priorities for H1 2025 and Initiatives to Drive Transformation
Obagi Medical delivers H1 2025 double-digit growth in its Core Strategic Channels. Novaestiq Acquisition Doubles the Brand’s Addressable Market in the U.S.
Milk Makeup Delivers Strong Retail Sales Performance in U.S. Retail in H1 2025 and Expands Its Digital Footprint in Q2
Company Launches an Exploration of Strategic Alternatives to Enhance Shareholder Value
Company Postpones H1 2025 Earnings Release and Conference Call; Provides Update to FY 2025 Guidance

August 18, 2025 – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today provided a business update for H1 2025 results.
“Our brands saw accelerating revenue growth in the second quarter and we delivered significant progress against our strategic priorities while making important investments to support our future, thus capping off a highly productive first half for the Company,” said Michel Brousset, Co-Founder and CEO of Waldencast plc. “In Q2, we resumed revenue growth, as we cycled the anniversary of last year’s exceptionally strong launches that weighed on Q1 comparisons.
Milk Makeup sell-out performance in the U.S. accelerated to the high-20s, through the roll-out at Ulta Beauty and the launch in Amazon Premium Beauty, while continuing to deliver blockbuster innovations like Hydro Grip Gel Skin Tint and Balmade Electrolyte Lip Balm. This strong performance domestically was dampened by challenges in international markets where consumption was soft and we saw continued destocking by key retailers.
Obagi Medical’s revenue growth in core strategic channels accelerated to mid-teens with continued performance in the U.S. strategic distribution channels, and even faster growth in international markets. A key highlight of our strategy is that Obagi Medical has achieved the leading position in unaided brand awareness within its competitive set.1
While these achievements demonstrate the strength of our brands and the power of our growth strategy, we continue to navigate a dynamic global environment that limited our overall growth. Challenges included ongoing, though improving, out-of-stocks across both brands, as well as our deliberate decision to exit select Obagi Medical distribution points that did not align with our brand ethos.”
Mr. Brousset stated further: “We are excited to start the third quarter with improved in-stock levels on both brands. On Milk Makeup, our best-selling Hydro Grip Gel Skin Tint is now
1 Google’s AdMob, sample: 6,280 women surveyed via AdMob from 7/1–7/3.

back in stock and we continue to make notable progress through the expansion at Ulta Beauty and Amazon Premium Beauty. Tempering our excitement, at the beginning of the quarter, international markets remain challenging highlighting the need for in-market incremental investment to restore growth.
At Obagi Medical, we are focused on fueling our momentum in strategic channels, while continuing to refine our distribution strategy by exiting non-equity building distribution points and investing in supply chain improvements to support future expansion. Most importantly, we are thrilled to reach a significant milestone with the completion of the acquisition of Novaestiq Corp. This marks our first step into the aesthetics space, as Novaestiq establishes our entry into the U.S. dermal filler market. Subject to obtaining relevant approvals from the U.S. Food and Drug Administration (“FDA”), this acquisition doubles Obagi Medical's addressable market potential in the U.S. and positions us uniquely as the first Mega-Brand in the combined medical-grade skincare and aesthetics industry, setting a strong foundation for future growth.
In the context of a year of purposeful investment for the future, and against a backdrop of fluid market conditions, we are updating our full year outlook. We now expect Net Revenue growth in the low to mid-single digits, reflecting first-half performance and a more moderated industry environment. Adjusted EBITDA margins are now anticipated in the low to mid-teens. The relative resilience of profitability highlights the Company’s strong operating discipline and ability to manage costs effectively, even as top-line expectations are revised.”
Mr. Brousset concluded: “We believe the actions we are taking will set us up to strengthen our foundation for delivering our long-term ambitions and accelerated future growth and profitability. In light of a growing number of opportunities presented to Waldencast and its shareholders, we have decided to undertake a review of a broad range of strategic alternatives focused on maximizing shareholder value. During this process, the Company remains fully focused on executing its business strategy and delivering on the evolving needs of the dynamic beauty market.”
Strategic Review:
Waldencast’s Board of Directors has resolved to undertake a review of a broad range of strategic alternatives available to the Company focused on maximizing shareholder value. In connection with this strategic review, the Board has retained Lazard to serve as financial advisor to the Company. The Company does not intend to comment further on the status or timing of this process, unless or until the Board of Directors has approved a definitive course of action or if it is determined that other disclosure is appropriate. Given the broad nature of this review, there can be no assurance that this strategic review will result in the Company pursuing a transaction or any other particular outcome.
H1 2025 Financial Results:
The Company had previously announced its intention to publish results detailing its financial performance for the second quarter ended June 30, 2025 and the six-months ended June 30, 2025 (“H1 2025 Financials”) after the U.S. stock market close on Monday, August 18th, 2025, followed by the Company’s management team conference call and webcast to discuss its results on Tuesday, August 19th, 2025.

In preparation for the strategic review and in light of the recent acquisition of Novaestiq, the company has developed a new long-range business plan which was approved by the Board of Directors in August. In consideration of this, management is conducting an expanded evaluation of its operating performance, strategic choices, long-term priorities, and goodwill valuation. This review, which reflects the Company’s commitment to disciplined financial stewardship and value creation requires additional analysis of the H1 2025 Financials.
The Company is working diligently to finalize this review and to complete and file the H1 2025 Financials with the U.S. Securities and Exchange Commission (the “SEC”) within regulatory deadlines and hold the related earnings call as soon as practicable. As a result, the Company will reschedule the publication of the H1 2025 Financials and planned earnings call.
Brand Performance:
2025 is an investment year for the Company’s brands, even against the backdrop of market deceleration, with a clear focus on foundational growth initiatives and business transformation. These investments will enhance the Company’s platform and sharpen execution, and together with the strength of its brands, position the Company to deliver sustainable, long-term value creation for all stakeholders. At Obagi Medical, investment priorities include the integration of Novaestiq, supply chain restructuring and technology infrastructure optimization, as well as marketing and overhead investments, particularly in international markets. At Milk Makeup, the Company is investing in a new international organization structure, capital investment in fixtures as part of its Ulta Beauty partnership, while supporting the launch of the Company’s Amazon Premium Beauty presence. At the Group level, the Company is advancing its data and IT capabilities to unlock new growth opportunities while also strengthening compliance and control frameworks.
Obagi Medical:
•Strong growth in core strategic channels moderated by decision to exit a number of non-strategic distribution points in order to set the foundation for profitable growth in the future.
•Revenue in the digital channels increased momentum, boosting revenue growth; while the physician-dispensed channel revenue accelerated in the quarter, as previous supply chain constraints began to improve in Q2.

Obagi Medical delivered a strong first half, with revenue from U.S. core strategic channels achieving a combined high single-digit growth, coupled with international acceleration in Q2 in the mid-40s, following launches in the Middle East and the Nordics. The Company intentionally reduced exposure to non-equity-building distribution points. While this deliberate shift weighed on revenue and profitability in the short term, it sharpens focus on sustainable, long-term growth. In parallel, the supply chain restructuring began to yield results in Q2 and is expected to deliver further improvements in the second half and beyond.
As the fastest-growing top-ten professional skincare brand in the U.S. in 20242, Obagi Medical is building on this momentum with unaided brand awareness now leading its medical-grade competitive set1, driven by the Company’s direct-to-consumer engine and
2 Among the Top 10 Professional Skin Care Brands in the U.S., according to Kline’s 2024 Global Professional Skin Care Series (China, Europe and the U.S.).

reinforced by its dermatological brand DNA. This strength underpinned the successful launch of the Retinol + PHA Refining Night Cream, a consumer-centric innovation that is already emerging as a top performer across both digital and physician-dispensed channels.
The acquisition of Novaestiq, a growth-oriented aesthetic and medical dermatological innovations company, along with the U.S. rights to the Obagi Saypha®3 line of hyaluronic acid (HA) injectable gels, effectively doubles Obagi Medical’s U.S. addressable market and represents the first step toward realizing the Company’s vision of becoming the first dermatological Mega-Brand – uniquely serving all the demanding needs of physicians, patients, and consumers globally, and the first beauty brand to expand into aesthetics.
Obagi Saypha®, currently undergoing FDA approval, is positioned to establish a physician-dispensed moat and unlock a synergistic go-to-market model that leverages the Company’s existing scale, ultimately delivering a comprehensive clinic-to-home solution. Backed by advanced proprietary technology, robust clinical data, a reputation for quality and safety, global adoption, and a streamlined portfolio, Obagi Saypha® is poised to accelerate the expansion of the Company’s aesthetics offering and reinforce Obagi Medical’s leadership in the category.
Milk Makeup:
•Q2 U.S. retail sales grew strongly to high-20s despite a challenging retail environment. Improved Hydro Grip Gel Skin Tint stock levels drove a strong quarter-end finish.
•International markets experienced a challenging performance and need for incremental investment which the Brand is starting to deploy in the second half of the year.
•The brand expanded its digital footprint following a successful launch with Amazon Premium Beauty.
Milk Makeup delivered sequential revenue improvement versus Q1. U.S. Retail sales performance accelerated strongly to high-20s in Q2, with H1 finishing in the high teens, while international retail sales were impacted by retailer inventory reductions and a more U.S.-focused allocation of investment.
In Q2, Milk Makeup expanded its digital presence with the launch of Amazon Premium Beauty. Growth was further fueled by the return of the sold-out blockbuster Hydro Grip Gel Skin Tint, already recognized with six awards, and by expanded distribution through Ulta Beauty at Target.
The brand also extended its high-impact partnership with Nike, most recently with the Nike After Dark Tour, where it engaged 15,000 runners, and through the launch of the Nike Vomero Plus in Hyper Pink paired with a limited-edition Milk Makeup Balmade lip balm, sold exclusively at Dick’s Sporting Goods.
Milk Makeup’s momentum was reinforced by 22 year-to-date product awards, underscoring the brand’s innovation, cultural resonance, and ability to connect with consumers across multiple channels.
3 Saypha® products are not approved medical devices, and each product has a premarket approval (PMA) application under review by the FDA.

Update to Fiscal 2025 Outlook:
In the context of a year of purposeful investment for the future, and against a backdrop of fluid market conditions, the Company is updating its full year outlook. The Company now expects Net Revenue growth in the low to mid-single digits, reflecting first-half performance and a more moderated industry environment. Adjusted EBITDA margins are now anticipated in the low to mid-teens. The relative resilience of profitability highlights the Company’s strong operating discipline and ability to manage costs effectively, even as top-line expectations are revised.
About Waldencast plc
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Medical and Milk Makeup (the “Business Combination”). As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com.
Obagi Medical is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of over 35 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi Medical products are designed to address the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Medical is available on the brand’s website at www.obagi.com.
Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature “Live Your Look”, its innovative formulas, and clean ingredients. The brand creates vegan, cruelty-free, clean formulas and has its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers its products through its U.S. website www.MilkMakeup.com, and retail partners including Sephora globally, Ulta Beauty and Amazon Premium Beauty in the U.S., Space NK and Boots in the United Kingdom and many more.
Cautionary Statement Regarding Forward-Looking Statements
All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: Waldencast’s performance relating to H1 2025 and outlook and guidance for 2025; the outcome of the strategic review initiated by the Board of Directors, our ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures, including those relating to Novaestiq; our long-term strategy and future operations or operating results; expectations with respect to our industry, addressable markets and the markets in which it operates; future product introductions; developments relating to the ongoing investigation and legal proceedings; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.
These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the impact of the material weaknesses in our internal control over financial reporting, including associated investigations, our efforts to remediate such material weakness and the timing of remediation and resolution of associated investigations; (ii) our ability to recognize the anticipated benefits from any acquired business, including the Business Combination and the acquisition of Novaestiq; (iii) our ability to successfully implement our management’s plans and strategies; (iv) the outcome of the strategic review initiated by the Company’s Board of Directors which may not result in any transaction or if pursued, may not be completed on attractive terms; (v) the overall economic and market conditions, sales forecasts and other information about our possible or assumed future results of operations or our performance; (vi) the general impact of geopolitical events, including the impact of current wars, conflicts or other hostilities; (vii) the ongoing review of our H1 2025 Financials, (viii) the potential for delisting, legal proceedings or existing or new government investigation or enforcement actions, including those relating to the restatement or the subject of the Audit Committee of our Board of Directors’ review further described in our annual report filed on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 20, 2025 (the “Annual Report”) or any delay in publishing our financial statements by the prescribed regulatory deadlines; (ix) our ability to manage expenses, our liquidity and our investments in working capital; (x) any failure to obtain governmental and regulatory approvals related to our business and products, products, including our ability to obtain FDA approval with respect to one or both of the Saypha products; (xi) the impact of any international trade or foreign exchange restrictions, increased tariffs, foreign currency exchange fluctuations; (xii) our ability to raise additional capital or complete desired acquisitions; (xiii) our ability to comply with financial covenants imposed by our credit agreement and the impact of debt service obligations and restricted debt covenants; (xiv) volatility of Waldencast’s securities due to a variety of factors, including Waldencast’s inability to implement its business plans or meet or exceed its financial projections and changes; (xv) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; (xvi) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Medical’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences; (xvii) any shifts in the preferences of consumers as to where and how they shop; (xviii) the impact of any unfavorable publicity on our business or products; (xix) changes in future exchange or interest rates or credit ratings; (xx) changes in, and uncertainty with respect to, laws, regulations, and policies, including as a result of the change in the U.S. administration; and (xix) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of the Annual Report, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.
Contacts:
Investors
ICR
Allison Malkin
waldencastir@icrinc.com
Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com